June 23, 2006

via U.S. mail
John A. Hageman, Esq.
Senior Vice President and Chief Legal Officer
Flag Intermediate Holdings Corporation and Metals USA, Inc.
One Riverway, Suite 1100
Houston, Texas 77056

      Re:	Flag Intermediate Holdings Corporation and Metals USA,
Inc.
      	Amendment No. 1 to Registration Statement on Form S-4
      Filed May 26, 2006
      File No. 333-132918

Dear Mr. Hageman:

      We have reviewed your filing and response letter dated May
26,
2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A-1

Expiration Date; Extensions; Amendments, page 39

1. We note your response to prior comment 21. However, clarify how you will comply with the notice requirements of Rule 14e-1(d) of the
Exchange Act. The rule requires that notice be given by press release or other public announcement.

Summary Historical Consolidated and Pro Forma Condensed Combined
Financial Data, page 20

2. We note that you use EBITDA and Adjusted EBITDA as a measure of performance for certain bonus plans. In order to help us understand the usefulness of these non-GAAP measures in measuring performance, please disclose which specific bonus plans utilize EBITDA and Adjusted EBITDA to measure performance, and provide a description of the performance targets that influence the bonuses to be paid. Additionally, tell us how the bonus plans define EBITDA and Adjusted
EBITDA.

3. We note that you use EBITDA and Adjusted EBITDA as a measure of liquidity, and that you consider it to be one of the more significant measures in your credit documents and the indenture governing the notes. It does not appear that Adjusted EBITDA is a significant measure of your debt agreements. A significant measure appears to be the fixed charge coverage ratio. Please remove the non-GAAP measure as a measure of liquidity, unless you can effectively demonstrate that Adjusted EBITDA is a part of a material covenant of your debt agreements and that the covenant is material to an investor`s understanding of your financial condition and/or liquidity. For further guidance, refer to Item 10(h) of Regulation S-B and "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures" as found at
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Note 10.  Stock Based Compensation, page F-21

4. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid") or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Refer to paragraph 11 of the Practice Aid for additional guidance.

5. We note the fourth paragraph of your response to comment 40 of our letter dated April 28, 2006, in which you write that you have reviewed the authoritative positions and determined that, although settlement for cash is an indicator of a liability, the more appropriate treatment is to credit Additional-Paid-in-Capital. Please to explain to us in more detail the authoritative positions you reviewed and how you determined that classification of the credit to Additional-Paid-in-Capital was more appropriate than liability classification.

Unaudited Consolidated Balance Sheets, page F-33

6. Please present your balance sheet as of December 31, 2005, in addition to your March 31, 2006 balance sheet.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Ryan Milne at (202) 551-3688 or, in his absence,
April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	R. Milne
	A. Sifford
      J. Wynn
      T. Levenberg

      via facsimile
      J. Vincent Kendrick
      Akin Gump Strauss Hauer & Feld LLP
            (713) 236-0822

John A. Hageman, Esq.
Flag Intermediate Holdings Corporation and Metals USA, Inc.
June 23, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010